Exhibit 99.1
AirMedia Announces Unaudited First Quarter 2010 Financial Results
Beijing, China — May 3, 2010 — AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced its unaudited financial results for the first quarter ended March 31, 2010.
First Quarter 2010 Financial Highlights
•	Total revenues increased by 48.7% year-over-year and by 7.9% quarter-over-quarter to US$48.8 million, a record high in AirMedia’s operating history.

•	Gross profit was US$2.2 million, improving from gross loss of US$2.8 million in the previous quarter.

•	Loss from operations was US$8.5 million, improving from loss from operations of US$24.5 million in the previous quarter.

•
Net loss attributable to AirMedia’s shareholders was US$6.5 million, improving from net loss attributable to AirMedia’s shareholders of US$19.4 million in the previous quarter[1]. Basic and diluted loss attributable to AirMedia’s shareholders per American Depositary Share (“ADS”) were both US$0.10.

•
Adjusted net loss attributable to AirMedia’s shareholders (non-GAAP), which is net loss attributable to AirMedia’s shareholders excluding share-based compensation expenses and amortization of acquired intangible assets, was US$3.8 million, improving from adjusted net loss attributable to AirMedia’s shareholders of US$17.1 million in the previous quarter. Adjusted basic and diluted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) were both US$0.06.

“Despite the usual seasonality in the first quarter of 2010, we were still able to achieve record total revenues of US$48.8 million with our core business continuing to grow quarter-over-quarter, which brought about a good start to the Company’s recovery in 2010. Although we are facing some temporary challenges on our gas station advertising network, our existing business in the air sector continues to see strong revenue growth in the second quarter and the rest of the year, which enables us to give strong annual guidance for 2010. Advertisers’ strong demand and visibility for the full year also give us strong confidence that the Company will break even no later than the third quarter of this year,” commented Herman Guo, chairman and chief executive officer of AirMedia.
“We are pleased to see the sequential improvement in gross profit which demonstrates the improvements of our business. Strong demand from advertisers has enabled us to further increase advertising listing prices and lower discounts for digital frames in airports and digital TV screens on airplanes sequentially in the first quarter of 2010. We have seen continued strong growth of revenues from digital frames in airports and digital TV screens on airplanes. The revenues from traditional media in the Beijing and Shenzhen airports, which had been our biggest drag in 2009, continued to ramp up in the first quarter of 2010. Reduced concession fees as a result of our termination of the operation of certain unprofitable media will also help us back to profitability,” Xiaoya Zhang, AirMedia’s president and interim chief financial officer, added, “Based on our current assessment of collection of accounts receivable in connection with certain doubtful accounts, we have decided to make adjustments to our unaudited fourth quarter 2009 financial results to reflect higher bad debt provision, which resulted from the economic downturn in 2009. Since the first quarter of 2010, we have adopted a stricter credit policy and procedures for new customers in order to mitigate risks associated with bad debts in the future.”

[1]
Please refer to “Adjustments to Unaudited Fourth Quarter 2009 Financial Results” below for a discussion of the adjustments made to the Company’s unaudited financial results for the fourth quarter of 2009.

First Quarter 2010 Financial Results
Revenues
Total revenues by product line (numbers in US$000’s except for percentages):

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		Y/Y	Q/Q
	March 31,	% of Total	December 31,	% of Total	March 31,	% of Total	Growth	Growth
	2010	Revenues	2009	Revenues	2009	Revenues	rate	rate
Air Travel Media Network	46,124	94.6%	45,097	99.8%	32,786	100.0%	40.7%	2.3%
Digital frames in airports	22,397	45.9%	20,673	45.7%	12,049	36.8%	85.9%	8.3%
Digital TV screens in airports	6,473	13.3%	7,498	16.6%	12,233	37.3%	-47.1%	-13.7%
Digital TV screens on airplanes	6,856	14.1%	6,271	13.9%	2,826	8.6%	142.6%	9.3%
Traditional media in airports	9,898	20.3%	10,215	22.6%	3,994	12.2%	147.8%	-3.1%
Other revenues in air travel	500	1.0%	440	1.0%	1,684	5.1%	-70.3%	13.6%
Gas Station Media Network	176	0.4%	102	0.2%	—	—	N/A	72.5%
Other Media	2,469	5.0%	—	—	—	—	N/A	N/A

Total revenues	48,769	100.0%	45,199	100.0%	32,786	100.0%	48.7%	7.9%

Net revenues	47,759		44,256		31,702		50.6%	7.9%
Total revenues for the first quarter of 2010 reached US$48.8 million, representing a year-over-year increase of 48.7% from US$32.8 million and a quarter-over-quarter increase of 7.9% from US$45.2 million. The year-over-year increase was primarily due to increases in revenues from digital frames in airports, traditional media in airports, other media, digital TV screens on airplanes, and gas station media network. The quarter-over-quarter increase was primarily due to increases in revenues from digital frames in airports, other media, digital TV screens on airplanes, and gas station media network.
Revenues from digital frames in airports
Revenues from digital frames in airports for the first quarter of 2010 increased by 85.9% year-over-year and by 8.3% quarter-over-quarter to US$22.4 million. The year-over-year increase was due to an increase in the number of time slots sold, which was partially offset by a decrease in the average advertising revenue per time slot sold (the “ASP”). The quarter-over-quarter increase was due to an increase in the ASP. Please refer to “Summary of Selected Operating Data” below for detailed definitions of the operating data cited in this press release.
The number of time slots sold for the first quarter of 2010 increased by 169.4% year-over-year and decreased by 6.1% quarter-over-quarter to 9,134 time slots. The year-over-year increase was due to continued sales efforts and growing acceptance of AirMedia’s digital frames. The quarter-over-quarter decrease was due to the increase in the ASP, which resulted in fewer time slots sold while advertisers spent the same amount of advertising budgets or increased their budgets at a rate less than the percentage of the ASP increase. AirMedia’s digital frames were in operation in 32 airports in the first quarter of 2010, up from 25 airports at the end of the first quarter of 2009, and 31 airports at the end of the fourth quarter of 2009. The number of time slots available for sale for the first quarter of 2010 increased by 25.8% year-over-year and decreased by 0.5% quarter-over-quarter to 30,144 time slots. The year-over-year increase was primarily due to an increase in the number of airports in AirMedia’s digital frame network. The quarter-over-quarter decrease was primarily due to a decrease in operating days in the first quarter of 2010 with only 28 days in February 2010. The utilization rate of digital frames for the first quarter of 2010 increased by 16.2 percentage points year-over-year and decreased by 1.8 percentage points quarter-over-quarter to 30.3%. The year-over-year increase was primarily due to the increase in the number of time slots sold. The quarter-over-quarter decrease was primarily due to the decrease in the number of time slots sold.

The ASP of digital frames for the first quarter of 2010 decreased by 31.6% year-over-year and increased by 15.3% quarter-over-quarter to US$2,452. The year-over-year decrease was primarily due to higher discounts offered in the first quarter of 2010 than in the same period one year ago. The quarter-over-quarter increase was primarily due to the increases in the listing prices of digital frames in the Beijing, Shanghai and Guangzhou airports in the first quarter of 2010 and the fourth quarter of 2009, as well as the lower discounts offered across the board.
Revenues from digital TV screens in airports
Revenues from digital TV screens in airports for the first quarter of 2010 decreased by 47.1% year-over-year and by 13.7% quarter-over-quarter to US$6.5 million, primarily due to a decrease in the ASP.
The number of time slots sold for the first quarter of 2010 decreased by 9.9 % year-over-year and increased by 84.8% quarter-over-quarter to 7,505 time slots. The year-over-year decrease was primarily due to advertisers’ shift in their budget allocations from our digital TV screens in airports to our other products in airports and on airplanes. The quarter-over-quarter increase was primarily due to higher discounts offered to promote digital TV screens in airports. The number of time slots available for sale for the first quarter of 2010 decreased by 10.4% year-over-year and by 10.1% quarter-over-quarter to 23,050 time slots primarily due to the termination of operation of digital TV screens in four second-tier and third-tier airports. The utilization rate for the first quarter of 2010 increased by 0.1 percentage points year-over-year and by 16.7 percentage point quarter-over-quarter to 32.6%, primarily due to the increase in the number of time slots sold.
The ASP of digital TV screens in airports for the first quarter of 2010 decreased by 41.3 % year-over-year and by 53.3% quarter-over-quarter to US$862. The year-over-year and quarter-over-quarter decreases were primarily due to higher discounts offered and the change in the mix of the time slots sold. The number of time slots sold in the airports other than the top three airports, which have significantly lower ASPs than those sold in the top three airports, accounted for a much higher percentage of total number of time slots sold in the first quarter of 2010 than in the same period one year ago and in the previous quarter.
Revenues from digital TV screens on airplanes
Revenues from digital TV screens on airplanes for the first quarter of 2010 increased by 142.6% year-over-year and by 9.3% quarter-over-quarter to US$6.9 million. The year-over-year and quarter-over-quarter increases were due to increases in both the number of time slots sold and the ASP of digital TV screens on airplanes.
The number of time slots sold for the first quarter of 2010 increased by 74.4% year-over-year and by 4.4% quarter-over-quarter to 286 time slots due to continued sales efforts. The number of time slots available for sale for the first quarter of 2010 decreased by 24.4% year-over-year and by 9.3% quarter-over-quarter to 408 time slots primarily due to the termination of operation on the airplanes of China United Airlines and less advertising time on Air China’s airplanes. The utilization rate for the first quarter of 2010 increased by 39.7 percentage points year-over-year and by 9.2 percentage points quarter-over-quarter to 70.1%. The year-over-year and quarter-over-quarter increases were due to the increase in the number of time slots sold and the decrease in the number of time slots available for sale.
The ASP of digital TV screens on airplanes for the first quarter of 2010 increased by 39.4% year-over-year and by 4.7% quarter-over-quarter to US$23,972. The year-over-year and quarter-over-quarter increases in the ASP were primarily due to lower discounts offered and the increase in the listing prices of digital TV screens on Air China’s airplanes.

Revenues from traditional media in airports
Please note that part of the prior comparative figure of “Other Displays” has been reclassified to “Traditional Media in Airports” to conform to the current presentation.
Revenues from traditional media in airports for the first quarter of 2010 primarily included revenues from traditional media in Beijing Capital International Airport, Shenzhen International Airport and Wenzhou Yongqiang Airport, as well as revenues from billboards and painted advertisements on gate bridges in certain airports. Revenues from traditional media in airports for the first quarter of 2010 increased by 147.8% year-over-year and decreased by 3.1% quarter-over-quarter to US$9.9 million. The year-over-year increase was primarily due to the commencement of operations of traditional media in the Beijing and Shenzhen airports in April 2009. The quarter-over-quarter decrease was primarily due to fewer revenues from billboards and painted advertisements on gate bridges in airports, which were offset by continuously improved sales of traditional media in the Beijing and Shenzhen airports. The decrease in the revenues from billboards and painted advertisements on gate bridges in airports was primarily because there was a one-month vacant period in January 2010 for advertisements on gate bridges in one airport after the original advertising contract expired. A new contract was signed in February 2010.
The number of locations sold for the first quarter of 2010 increased 63.1% year-over-year and 9.8% quarter-over-quarter to 393 locations primarily due to continued sales efforts. The number of locations available for sale for the first quarter of 2010 decreased by 21.3% quarter-over-quarter to 680 locations primarily because AirMedia terminated the operation of certain unprofitable traditional media in Beijing Capital International Airport as well as billboards and painted advertisements on gate bridges in certain airports. The utilization rate of traditional media for the first quarter of 2010 increased by 16.4 percentage points quarter-over-quarter to 57.8% primarily due to the decrease in the number of locations available for sale and the increase in the number of locations sold.
The ASP of traditional media in airports for the first quarter of 2010 decreased by 11.7% quarter-over-quarter to US$25,186 primarily due to more locations with lower listing prices being sold in the first quarter of 2010.
Revenues from the gas station media network
Revenues from the gas station media network for the first quarter of 2010 increased by 72.5% quarter-over-quarter to US$176,000.
As of April 30, 2010, AirMedia had installed its media, including scrolling light boxes and billboards, in a total of 939 Sinopec gas stations, of which 215 are located in Beijing, 280 in Shanghai, 99 in Shenzhen and the remaining 345 in 12 other cities.
Revenues from other media
Revenues from other media were US$2.5 million, which were primarily from Beijing AirMedia City Outdoor Advertising Co., Ltd., a company AirMedia acquired in January 2010, which operates unipole signs and other outdoor media across Beijing.
Please refer to “Summary of Selected Operating Data” for more operating data.
Business tax and other sales tax
Business tax and other sales tax for the first quarter of 2010 were US$1.0 million, compared to US$1.1 million in the same period one year ago and US$943,000 in the previous quarter. For purposes of calculating the amount of business and other sales tax, concession fees are permitted to be deducted from total revenues under applicable PRC tax law.

Net revenues
Net revenues for the first quarter of 2010 reached US$47.8 million, representing a year-over-year increase of 50.6% from US$31.7 million and a quarter-over-quarter increase of 7.9% from US$44.3 million.
Cost of Revenues
Cost of revenues for the first quarter of 2010 was US$45.5 million, representing a year-over-year increase of 75.9% from US$25.9 million and a quarter-over-quarter decrease of 3.3% from US$47.1 million. The year-over-year increase was primarily due to an increase in concession fees in connection with the expansion of AirMedia’s business. The quarter-over-quarter decrease was primarily due to reduced concession fees. Cost of revenues as a percentage of net revenues in the first quarter of 2010 was 95.3%, compared to 81.7% in the same period one year ago and 106.4% in the previous quarter.
AirMedia incurs concession fees to airports for placing and operating digital TV screens, digital frames, traditional media and other displays in airports, to airlines for playing programs on their digital TV screens, to Sinopec for placing outdoor media in its gas stations, and to other media resources owners for placing unipole signs and other outdoor media across Beijing.
Concession fees for the first quarter of 2010 were US$31.9 million, representing a year-over-year increase of 68.3% from US$19.0 million and a quarter-over-quarter decrease of 9.1% from US$35.1 million. The year-over-year increase was primarily due to newly signed or renewed concession rights contracts during the period. The quarter-over-quarter decrease was primarily due to reduced concession fees by terminating the operation of certain unprofitable media in several airports in the first quarter of 2010 and in the fourth quarter of 2009, which had a full-quarter impact in the first quarter of 2010, and the lack of one-time penalties that had been recorded in the fourth quarter of 2009. The quarter-over-quarter decrease was partially offset by the increase in the concession fees associated with outdoor advertising platform in some additional Sinopec service stations, concession fees incurred by the newly acquired Beijing AirMedia City Outdoor Advertising Co., Ltd., and incremental concession fees associated with the concession rights contract of Terminal 2 of Shanghai Hongqiao International Airport. Concession fees as a percentage of net revenues in the first quarter of 2010 was 66.9%, compared to 59.9% in the same period one year ago and 79.3% in the previous quarter. The year-over-year increase of concession fees as a percentage of net revenues was primarily due to the fact that incremental concession fees associated with new concession rights contracts were fixed once concession rights contracts were entered into, while revenues generated from newly signed concession rights contracts would take time to ramp up.
Gross Profit/Loss
Gross profit for the first quarter of 2010 was US$2.2 million, compared to gross profit of US$5.8 million in the same period one year ago and gross loss of US$2.8 million in the previous quarter.
Gross profit as a percentage of net revenues for the first quarter of 2010 was 4.7%, compared to gross profit as a percentage of net revenues of 18.3% in the same period one year ago and gross loss as a percentage of net revenues of negative 6.4% in the previous quarter. The year-over-year decrease in gross profit as a percentage of net revenues was primarily due to the increase in concession fees. The quarter-over-quarter increase in gross profit as a percentage of net revenues was primarily due to the increase in net revenues and the decrease in cost of revenues.

Operating Expenses
Operating expenses (numbers in US$000’s except for percentages):

	Quarter		Quarter Ended		Quarter
	Ended		December 31,		Ended		Y/Y	Q/Q
	March 31,	% of Net	2009	% of Net	March 31,	% of Net	Growth	Growth
	2010	Revenues	as adjusted(1)	Revenues	2009	Revenues	rate	rate
Selling and marketing expenses	4,123	8.6%	4,121	9.3%	2,970	9.4%	38.8%	0.0%
General and administrative expenses	6,630	13.9%	17,613	39.8%	5,111	16.1%	29.7%	-62.4%

Total operating expenses	10,753	22.5%	21,734	49.1%	8,081	25.5%	33.1%	-50.5%

Adjusted operating expenses (non-GAAP)	8,069	16.9%	19,370	43.8%	6,253	19.7%	29.0%	-58.3%

(1)	Please refer to “Adjustment to Unaudited Fourth Quarter 2009 Financial Results”.
Total operating expenses for the first quarter of 2010 were US$10.8 million, representing a year-over-year increase of 33.1% from US$8.1 million and a quarter-over-quarter decrease of 50.5% from US$21.7 million.
Total operating expenses for the first quarter of 2010 included share-based compensation expenses of US$1.8 million, compared to share-based compensation expenses of US$1.2 million in the same period one year ago and share-based compensation expenses of US$1.8 million in the previous quarter. Adjusted operating expenses (non-GAAP) for the first quarter of 2010, which excluded share-based compensation expenses and amortization of acquired intangible assets, were US$8.1 million, representing a year-over-year increase of 29.0% from US$6.3 million and a quarter-over-quarter decrease of 58.3% from US$19.4 million. Adjusted operating expenses as a percentage of net revenues (non-GAAP) in the first quarter of 2010 was 16.9%, compared to 19.7% in the same period one year ago and 43.8% in the previous quarter.
Please refer to the attached table captioned “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” for a reconciliation of operating expenses under U.S. GAAP to adjusted operating expenses (non-GAAP).
Selling and marketing expenses for the first quarter of 2010 were US$4.1 million, including share-based compensation expenses of US$514,000. This represented a year-over-year increase of 38.8% from US$3.0 million and remained relatively unchanged from the previous quarter. The year-over-year increase was primarily due to higher expenses related to expansion of the direct sales force and increased share-based compensation expenses.
General and administrative expenses for the first quarter of 2010 were US$6.6 million, including share-based compensation expenses of US$1.3 million. This represented a year-over-year increase of 29.7% from US$5.1 million and a quarter-over-quarter decrease of 62.4% from US$17.6 million. The year-over-year increase was primarily due to higher bad-debt provisions, higher amortization of acquired intangible assets, headcount increase and increased expenses for office lease and utilities. The quarter-over-quarter decrease was primarily due to lower bad-debt provisions, lower staff expenses and lower professional service fees.
Loss from Operations
Loss from operations for the first quarter of 2010 was US$8.5 million, as compared to loss from operations of US$2.3 million in the same period one year ago and loss from operations of US$24.5 million in the previous quarter.
Adjusted loss from operations (non-GAAP) for the first quarter of 2010, which excluded share-based compensation expenses and amortization of acquired intangible assets, was US$5.8 million, compared to adjusted loss from operations (non-GAAP) of US$436,000 in the same period one year ago and adjusted loss from operations (non-GAAP) of US$22.2 million in the previous quarter. Adjusted operating margin (non-GAAP) for the first quarter of 2010, which excluded the effect of share-based compensation expenses and amortization of acquired intangible assets, was negative 12.2%, compared to negative 1.4 % in the same period one year ago and negative 50.1% in the previous quarter.

Please refer to the attached table captioned “Reconciliation of GAAP Income (Loss) from Operations to Non-GAAP Adjusted Income (Loss) from Operations” for a reconciliation of income/loss from operations under U.S. GAAP to adjusted income/loss from operations (non-GAAP).
Income Tax Benefit/Expense
Income tax expenses for the first quarter of 2010 was US$21,000, compared to income tax benefit of US$123,000 in the same period one year ago and income tax benefit of US$4.4 million in the previous quarter.
Net Loss Attributable to AirMedia’s Shareholders
Net loss attributable to AirMedia’s shareholders for the first quarter of 2010 was US$6.5 million, compared to net loss attributable to AirMedia’s shareholders of US$1.3 million in the same period one year ago and net loss attributable to AirMedia’s shareholders of US$19.4 million in the previous quarter. The basic and diluted net loss attributable to AirMedia’s shareholders per ADS for the first quarter of 2010 were both US$0.10, compared to basic and diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.02 in the same period one year ago and basic and diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.30 in the previous quarter.
Adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) for the first quarter of 2010, which is net loss attributable to AirMedia’s shareholders excluding share-based compensation expenses and amortization of acquired intangible assets, was US$3.8 million, compared to adjusted net income attributable to AirMedia’s shareholders (non-GAAP) of US$577,000 in the same period one year ago and adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) of US$17.1 million in the previous quarter. Basic and diluted adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) for the first quarter of 2010 were both US$0.06, compared to basic and diluted adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.01 in the same period one year ago and basic and diluted adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.26 in the previous quarter.
Please refer to the attached table for a reconciliation of net loss/income attributable to AirMedia’s shareholders and basic and diluted net loss/income attributable to AirMedia’s shareholders per ADS under U.S. GAAP to adjusted net loss/income attributable to AirMedia’s shareholders and basic and diluted adjusted net loss/income attributable to AirMedia’s shareholders per ADS (non-GAAP).
Cash, Restricted Cash and Short-term Investments
Excluding restricted cash of US$1.4 million, cash and short-term investments totaled US$76.2 million as of March 31, 2010, compared to US$124.3 million as of December 31, 2009. The decrease in cash and short-term investments from December 31, 2009, was primarily due to an increase in prepaid concession fees incurred, based on the terms of certain material concession rights contracts.
Adjustments to Unaudited Fourth Quarter 2009 Financial Results
In response to significant budget cuts by multinational corporation clients in 2009, the Company provided services to some new, smaller domestic advertising agencies and domestic clients in 2009, which resulted in certain doubtful accounts. The Company had been making efforts to collect accounts receivable from these doubtful accounts and received payment confirmations from these clients in the past three quarters. However, some of these clients were heavily impacted by the economic downturn in 2009. The Company received partial payments from some of these clients in the first quarter of 2010 while others still have not made payment so far.

Since the Company issued the earnings release for the unaudited results for the fourth quarter of the year ended December 31, 2009 on March 1, 2010, the Company has made an additional provision for doubtful accounts of US$9.3 million in respect of balances outstanding at December 31, 2009 and has consequently revised its unaudited results for the fourth quarter and fiscal year ended December 31, 2009 to a net loss attributable to AirMedia’s shareholders of US$19.4 million for the fourth quarter of 2009 and a net loss attributable to AirMedia’s shareholders of US$37.2 million for fiscal year 2009 with a corresponding reduction in shareholders’ equity, which was reduced to US$263.0 million. These adjustments were made as a result of a further review by management of specific outstanding balances from certain customers with whom AirMedia had started to do business in 2009 and who are experiencing difficulty in collecting payments from their own customers and hence have not paid AirMedia.
Since the first quarter of 2010, the Company has adopted a stricter credit policy and procedures which are designed to ensure a solid background check and credit review before the Company accepts new customers, and has also required sufficient advance payments from the new customers before the Company provides advertisement service. The Company hopes to mitigate risks associated with bad debts in the future with these new credit policy and procedures in place.
Summary of Selected Operating Data

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		Y/Y	Q/Q
	March 31,		December 31,		March 31,		Growth	Growth
	2010		2009		2009		Rate	Rate
Digital frames in airports
Number of airports in operation		32		31		25	28.0%	3.2%
Number of time slots available for sale (2)		30,144		30,290		23,971	25.8%	-0.5%
Number of time slots sold (3)		9,134		9,724		3,390	169.4%	-6.1%
Utilization rate (4)		30.3%		32.1%		14.1%	16.2%	-1.8%
Average advertising revenue per time slot sold (5)	US$	2,452	US$	2,126	US$	3,585	-31.6%	15.3%

Digital TV screens in airports
Number of airports in operation		36		40		41	-12.2%	-10.0%
Number of time slots available for sale (1)		23,050		25,629		25,714	-10.4%	-10.1%
Number of time slots sold (3)		7,505		4,062		8,334	-9.9%	84.8%
Utilization rate (4)		32.6%		15.8%		32.4%	0.1%	16.7%
Average advertising revenue per time slot sold (5)	US$	862	US$	1,847	US$	1,468	-41.3%	-53.3%

Digital TV screens on airplanes
Number of airlines in operation		8		9		10	-20.0%	-11.1%
Number of time slots available for sale (1)		408		450		540	-24.4%	-9.3%
Number of time slots sold (3)		286		274		164	74.4%	4.4%
Utilization rate (4)		70.1%		60.9%		30.4%	39.7%	9.2%
Average advertising revenue per time slot sold (5)	US$	23,972	US$	22,887	US$	17,199	39.4%	4.7%

Traditional Media in airports
Numbers of locations available for sale (6)		680		864		594	14.5%	-21.3%
Numbers of locations sold (7)		393		358		241	63.1%	9.8%
Utilization rate (8)		57.8%		41.4%		40.6%	17.2%	16.4%
Average advertising revenue per location (9)	US$	25,186	US$	28,532	US$	16,581	51.9%	-11.7%
Notes:

(1)
We define a time slot as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. Our airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 25 minutes of advertising content, which allows us to sell a maximum of 50 time slots per week. The number of time slots available for our digital TV screens in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when we had operations on each airline and then calculating the sum of all the time slots for each of our network airlines.

(2)
We define a time slot as a 12-second equivalent advertising time unit for digital frames in airports, which is shown during each standard advertising cycle on a weekly basis in a given airport. Our standard airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles, which allows us to sell a maximum of 50 time slots per week. The length of time slot and advertising program cycle of some digital frames in several airports are different from standard ones. The number of time slots available for our digital frames in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports.

(3)
Number of time slots sold refers to the number of 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes or 12-second equivalent advertising time units for digital frames in airports sold during the period presented.

(4)	Utilization rate refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.

(5)
Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports is calculated by dividing our revenues derived from digital TV screens in airports, digital TV screens on airplanes and digital frames in airports by its own number of time slots sold, respectively.

(6)
We define the number of locations available for sale in traditional media as the sum of (1) the number of light boxes and billboards in Beijing, Shenzhen, Wenzhou and certain other airports (light boxes and billboards), and (2) the number of gate bridges in 10 airports (gate bridges).

(7)
The number of locations sold is defined as the sum of (1) the number of light boxes and billboards sold and (2) the number of gate bridges sold. To calculate the number of light boxes and billboards sold in a given airport, we first calculate the “utilization rates of light boxes and billboards” in such airport by dividing the “total value of light boxes and billboards sold” in such airport by the “total value of light boxes and billboards” in such airport. The “total value of light boxes and billboards sold” in a given airport is calculated as the daily listing prices of each light boxes and billboards sold multiplied by their respective number of days sold during the period presented. The “total value of light boxes and billboards” in a given airport is calculated as the sum of quarterly listing prices of all the light boxes and billboards during the period presented. The number of light boxes and billboards sold in a given airport is then calculated as the number of light boxes and billboards available for sale in such airport multiplied by the utilization rates of light boxes and billboards in such airport. The number of gate bridges sold in a given airport is counted based on the contracts.

(8)	Utilization rate refers to total locations sold as a percentage of total locations available for sale during the period presented.

(9)	Average advertising revenue per location sold is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented.
Other Recent Developments
AirMedia adjusted upward its listing prices of its 108 stand-alone digital frames at Terminals 2 and 3 of Beijing Capital International Airport, its TV-attached digital frames at Terminal 2 of Shanghai Hongqiao International Airport, and its digital TV screens on Air China’s airplanes by 30% and its Mega-size LED screens in the Guangzhou airport by 25% during most or all of the following periods: the National Day period from September 24, 2010 to October 21, 2010, the 16th Asian Games from November 5, 2010 to December 2, 2010, and the 2011 Spring Festival from January 28, 2011 to February 24, 2011.

AirMedia renewed its concession rights contract with Beijing Capital Airport Advertising Co., Ltd. at the same price as in its previous contract to continue operating digital TV screens at Terminals 1 and 2 of the Beijing airport from January 1, 2010 to December 31, 2011.
In March, 2010, AirMedia entered into a supplementary agreement to its concession rights contract with JCDecaux Momentum Shanghai Airport Advertising Co., Ltd. to exclusively operate 76 digital TV screens and 152 TV-attached digital frames at Terminal 2 of the Hongqiao airport, a newly open terminal, which further enhanced AirMedia’s ability to meet strong advertising demand in Shanghai. AirMedia also has exclusive rights to operate 30 stand-alone digital frames at Terminal 2 of the Hongqiao airport obtained in the original concession rights contract signed in August 2009. AirMedia started to sell advertising time slots available on the media at Terminal 2 of the Hongqiao airport on March 25, 2010.
Following its increase in the listing prices of stand-alone digital frames in the two Shanghai airports in October 2009, AirMedia also increased its listing prices of digital TV screens and stand-alone digital frames in the Shanghai airports on March 10, 2010, in response to the opening of Terminal 2 of the Hongqiao airport. AirMedia increased the listing price of digital TV screens in Shanghai by 32% per time slot. AirMedia sells its stand-alone digital frames at Terminal 2 of the Hongqiao airport separately from its media at Terminal 1 of the Hongqiao airport and Shanghai Pudong International Airport. This approach has the effect of a 77% increase in its listing prices for advertisers aiming to cover all air travelers in Shanghai using AirMedia’s stand-alone digital frames.
Starting from January 2010, AirMedia increased the listing prices of its TV-attached digital frames in the Beijing and Guangzhou airports by 20% to 30%.
Starting from January 2010, AirMedia increased its listing prices of digital TV screens on Air China’s airplanes by 20%.
Business Outlook
As a result of current business visibility, without taking into account the revenue contribution from gas station network in the second half of 2010, AirMedia currently expects that its total revenues for fiscal year 2010 will range from US$230.0 million to US$250.0 million, representing a year-over-year increase of 50.8% to 63.9% from fiscal year 2009.
AirMedia currently expects that its total revenues for the second quarter of 2010 will range from US$55.0 million to US$57.0 million, representing a year-over-year increase of 49.4% to 54.8% from the same period in 2009.
AirMedia currently expects that concession fees will be at least US$34.5 million in the second quarter of 2010. The anticipated quarter-over-quarter increase in concession fees is primarily attributable to full-quarter concession fees of the media at Terminal 2 of Shanghai Hongqiao International Airport, the concession fees associated with outdoor advertising platform in some additional Sinopec service stations, the anticipated increase in concession fees to Air China and China Southern Airlines due to overselling the advertising time on their airplanes, and concession fee commitments under additional concession rights contracts expected to be entered into in the near future.
The above forecast reflects AirMedia’s current and preliminary view and is therefore subject to change. Please refer to the Safe Harbor Statement below for the factors that could cause actual results to differ materially from those contained in any forward-looking statement.

Earnings Conference Call Details
AirMedia will hold a conference call to discuss the first quarter 2010 earnings at 7:00 PM U.S. Eastern Time on May 3, 2010 (4:00 PM U.S. Pacific Time on May 3, 2010; 7:00 AM Beijing/Hong Kong time on May 4, 2010). AirMedia’s management team will be on the call to discuss financial results and operational highlights and answer questions.
Conference Call Dial-in Information
U.S.: +1 866 543 6411
U.K.: +44 207 365 8426
Hong Kong: +852 3002 1672
International: +1 617 213 8900
Pass code: AMCN
A replay of the call will be available for 1 week between 10:00 p.m. on May 3, 2010, and 10:00 p.m. on May10, 2010, Eastern Time.
Replay Dial-in Information
U.S.: +1 888 286 8010
International: +1 617 801 6888
Pass code: 99530553
Additionally, a live and archived webcast of this call will be available on the Investor Relations section of AirMedia’s corporate website at http://ir.airmedia.net.cn.
Use of Non-GAAP Financial Measures
AirMedia’s management uses non-GAAP financial measures to gain an understanding of AirMedia’s comparative operating performance and future prospects. AirMedia’s non-GAAP financial measures exclude the following non-cash items: (1) share-based compensation expenses, and (2) amortization of acquired intangible assets. Non-GAAP financial measures are used by AirMedia’s management in their financial and operating decision-making, because management believes they reflect AirMedia’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. AirMedia’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating AirMedia’s operating performance in the same manner as management does, if they so choose. Specifically, AirMedia believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect AirMedia’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to AirMedia. Management compensates for these limitations by also considering AirMedia’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP Net Income(Loss) and EPS and Non-GAAP Adjusted Income(Loss) and EPS”, “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” and “Reconciliation of GAAP Income (Loss) from Operations to Non-GAAP Adjusted Income (Loss) from Operations” set forth at the end of this release.

About AirMedia Group Inc.
AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital TV screens in 36 major airports, including 26 out of the 30 largest airports in China. AirMedia also operates digital frames in 32 major airports, including the 15 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by eight airlines, including the three largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega LED screens.
In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2014 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.
For more information about AirMedia, please visit http://www.airmedia.net.cn.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, our air travel advertising network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected; we derive most of our revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect our revenues and results of operation; our strategy of expanding our advertising network by expanding into traditional media and building new media platforms may not succeed, and our failure to do so could materially reduce the attractiveness of our network and harm our business, reputation and results of operations; if our customers reduce their advertising spending or are unable to pay us in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, our revenues and results of operations may be materially and adversely affected; we face risks related to health epidemics such as the H1N1 flu, which could materially and adversely affect air travel and result in reduced demand for our advertising services or disrupt our operations; if we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to operate our advertising platforms, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed; a significant portion of our revenues has been derived from the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; our limited operating history makes it difficult to evaluate our future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:
Raymond Huang
Investor Relations Director
AirMedia Group Inc.
Tel: +86-10-8460-8678
Email: ir@airmedia.net.cn
Caroline Straathof
IR Inside
Tel: +31-6-54624301
Email: info@irinside.com

AirMedia Group Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands)

		December 31,
	March 31,	2009
	2010	as adjusted(1)

ASSETS:
Current Assets:
Cash	66,020	123,754
Restricted cash	1,434	1,431
Short-term investments	10,153	586
Accounts receivable, net	39,120	40,019
Prepaid concession fees	56,493	15,425
Amount due from related party	394	5,991
Other current assets	3,898	4,069
Deferred tax assets — current	4,074	3,693

Total current assets	181,586	194,968

Acquired intangible assets, net	20,687	11,141
Property and equipment, net	78,599	78,831
Long-term deposits	16,173	15,914
Long-term investments	1,156	1,984
Deferred tax assets — non-current	4,472	4,726
Goodwill	17,210	9,087
Total Assets	319,883	316,651

LIABILITIES AND SHAREHOLDERS EQUITY
Current Liabilities:
Accounts payable	27,016	30,680
Accrued expenses and other current liabilities	10,655	7,136
Deferred revenue	13,615	8,941
Income tax payable	91	52
Dividend payable	1,062	—
Amounts due to related parties	408	408

Total current liabilities	52,847	47,217

Deferred tax liability — non-current	5,536	3,155

Total liabilities	58,383	50,372

Equity
Ordinary shares	132	132
Additional paid-in capital	270,342	268,542
Statutory reserve	6,912	6,912
Accumulated deficit	(28,993)	(22,488)
Accumulated other comprehensive income	9,953	9,947

Total AirMedia Group Inc.’s shareholders’ equity	258,346	263,045

Noncontrolling interest	3,154	3,234

Total equity	261,500	266,279

Total Liabilities and Equity	319,883	316,651

(1)	Please refer to “Adjustments to Unaudited Fourth Quarter 2009 Financial Results”.

AirMedia Group Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
		December 31,
	March 31,	2009	March 31,
	2010	as adjusted(1)	2009

Revenues	48,769	45,199	32,786
Business tax and other sales tax	(1,010)	(943)	(1,084)

Net revenues	47,759	44,256	31,702
Cost of revenues	45,523	47,070	25,885

Gross profit/(loss)	2,236	(2,814)	5,817
Operating expenses:
Selling and marketing *	4,123	4,121	2,970
General and administrative *	6,630	17,613	5,111

Total operating expenses	10,753	21,734	8,081

Loss from operations	(8,517)	(24,548)	(2,264)
Interest income	237	521	692
Gain on remeasurement of fair value of previously held investment (net)	919	—	—
Other income, net	229	283	152

Loss before income taxes	(7,132)	(23,744)	(1,420)
Income tax expenses (benefit)	21	(4,380)	(123)

Net loss before net loss of equity accounting investment	(7,153)	(19,364)	(1,297)
Net income of equity accounting investment	154	32	44

Net loss	(6,999)	(19,332)	(1,253)

Less: Net income/(loss) attributable to noncontrolling interest	(494)	84	(2)

Net loss attributable to AirMedia Group Inc.’s shareholders	(6,505)	(19,416)	(1,251)

Net loss attributable to AirMedia Group Inc.’s shareholders per ordinary share
Basic	(0.05)	(0.15)	(0.01)
Diluted	(0.05)	(0.15)	(0.01)
Net loss attributable to AirMedia Group Inc.’s shareholders per ADS
Basic	(0.10)	(0.30)	(0.02)
Diluted	(0.10)	(0.30)	(0.02)
Weighted average ordinary shares outstanding used in computing net loss per ordinary share — basic	131,154,704	131,107,092	132,801,682
Weighted average ordinary shares outstanding used in computing net loss per ordinary share — diluted	131,154,704	131,107,092	132,801,682
* Share-based compensation charges included are as follow:
Selling and marketing	514	523	285
General and administrative	1,254	1,271	940

(1)	Please refer to “Adjustments to Unaudited Fourth Quarter 2009 Financial Results”.

AirMedia Group Inc.
RECONCILIATION OF GAAP NET INCOME (LOSS) AND EPS TO NON-GAAP ADJUSTED NET INCOME (LOSS) AND EPS
(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
		December 31,
	March 31,	2009	March 31,
	2010	as adjusted(1)	2009

GAAP net loss attributable to AirMedia. Group Inc.’s shareholders	(6,505)	(19,416)	(1,251)
Amortization of acquired intangible assets	916	570	603
Share-based compensation	1,768	1,794	1,225

Adjusted net income/(loss) attributable to AirMedia. Group Inc.’s shareholders (non- GAAP)	(3,821)	(17,052)	577

Adjusted net income/(loss) attributable to AirMedia. Group Inc.’s shareholders per share (non-GAAP)
Basic	(0.03)	(0.13)	0.00
Diluted	(0.03)	(0.13)	0.00

Adjusted net income/(loss) attributable to AirMedia. Group Inc.’s shareholders per ADS (non-GAAP)
Basic	(0.06)	(0.26)	0.01
Diluted	(0.06)	(0.26)	0.01

Shares used in computing adjusted basic net income (loss) attributable to AirMedia. Group Inc.’s shareholders per share (non-GAAP)	131,154,704	131,107,092	132,801,682
Shares used in computing adjusted diluted net income (loss) attributable to AirMedia. Group Inc.’s shareholders per share (non-GAAP)	131,154,704	131,107,092	132,801,682
Note:

(1)	Please refer to “Adjustments to Unaudited Fourth Quarter 2009 Financial Results”.

(2)
The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP net adjusted income and number of shares and ADSs used in GAAP basic and diluted EPS calculation, where the number of shares and ADSs is adjusted for dilution due to share-based compensation plan.

AirMedia Group Inc.
RECONCILIATION OF GAAP OPERATING EXPENSES TO NON-GAAP ADJUSTED OPERATING EXPENSES
(In U.S. dollars in thousands except for percentages)

	Three Months Ended
		December 31,
	March 31,	2009	March 31,
	2010	as adjusted(1)	2009

GAAP operating expenses	10,753	21,734	8,081
Amortization of acquired intangible assets	916	570	603
Share-based compensation	1,768	1,794	1,225

Adjusted operating expenses (non-GAAP)	8,069	19,370	6,253

Adjusted operating expenses as a percentage of net revenues (non-GAAP)	16.9%	43.8%	19.7%
AirMedia Group Inc.
RECONCILIATION OF GAAP INCOME (LOSS) FROM OPERATIONS TO NON-GAAP ADJUSTED INCOME (LOSS) FROM OPERATIONS
(In U.S. dollars in thousands except for percentage)

	Three Months Ended
		December 31,
	March 31,	2009	March 31,
	2010	as adjusted(1)	2009

Loss from operations	(8,517)	(24,548)	(2,264)
Amortization of acquired intangible assets	916	570	603
Share-based compensation	1,768	1,794	1,225

Adjusted Loss from operations (non-GAAP)	(5,833)	(22,184)	(436)

Adjusted Operating margin (non-GAAP)	-12.2%	-50.1%	-1.4%

(1)	Please refer to “Adjustments to Unaudited Fourth Quarter 2009 Financial Results”.